

November 13, 2013

Via E-mail
Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

  Re: Google Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed January 29, 2013
    File No. 000-50726

Dear Mr. Page:

  We have reviewed your letter dated August 9, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Businesses, page 30

1. Your response to prior comment 1 suggests that platform price differentials remain between desktop and mobile. We also note that advertisers are diverting their advertising campaigns from desktop to mobile and tablets. Please quantify the impact of the various factors identified in your discussion of changes in revenue that caused the six percent decline in average-cost-per click paid by advertisers. If the decline is primarily attributable to mobile advertising, explain why quantification of mobile activity would

not be meaningful. Further, tell us whether the increase in the number of paid clicks was the same across each platform. Tell us whether the number of paid clicks for desktops and tablets increased at the same rate as the mobile platform. Tell us what consideration you gave to providing the percentage change by platform.

Results of Operations, page 31

2. We note your response to prior comment 2. Although you believe that the current results are not reflective of your expectations of the future performance of the Motorola Mobile segment, explain how an investor might analyze and evaluate your current results without quantification. Further explain why you believe that this information is not relevant because performance is not meeting your expectations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets, page 76

3. We note your response to prior comment 4. Tell us whether any amount of patents and developed technology intangible assets were assigned to the Google segment. If such assets were assigned to the Google segment, tell us why you believe utilizing the "with-and-without" allocation method is appropriate. We refer you to ASC 350-35-43.

4. We note from your disclosures on page 77 that you entered into an agreement with Arris Group, Inc. in December 2012 providing for the disposition of the Motorola Home business for total consideration of approximately $2.35 billion resulting in a gain of $747 million. We further note that you ascribed a full market participant fair value to the Motorola Home business. In this regard, explain why you believe that the disposition of this business resulted in a gain shortly after its acquisition. Describe how you allocated the purchase price for Motorola between Home and Mobile. Tell us how the goodwill recorded by the Home business was determined.

Note 14. Income Taxes, page 85

5. We note your response to prior comment 5. Please describe in greater detail the specific plans for reinvesting your undistributed earnings indefinitely. In this regard, we note that your response identifies specific needs and expectations, however, you do not cite specific plans of how you will reinvest the earnings in your foreign subsidiaries. Quantify the amount of reinvestment of undistributed earnings for each period presented. In addition, please explain how you considered the significant increases in the amount of undistributed earnings during the past three years when evaluating the indefinite reversal criteria in accordance with ASC 740-30-25-17 and 18.

Larry Page
Google Inc.
November 13, 2013
Page 3

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have
any questions regarding comments on the financial statements and related matters.   If you have
any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457
or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not
hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief